Exhibit 99.3

01.02 - HEAD OFFICE ADDRESS

1 - Full Address (Street, Number and Complement)			2 - District

Av. Escola Politécnica, 760, 2nd floor			Jaguaré

3 - Zip Code		4 - City		5 - State

05350-901		São Paulo		SP

6 - DDD (Long distance)	7 - Telephone	8 - Telephone	9 - Telephone	10 - Telex

55 11	3718-5301	3718-5306	3718-5465

11- DDD (Long distance)	12 - Fax	13 - Fax	14 - Fax -

55 11	3718-5297	3714-4436

15 - E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - Name

Wang Wei Chang

2 - Full Address (Place, Number and Complement)			3 - District

Av. Escola Politécnica, 760, 2nd floor			Jaguaré

4 - Zip Code	5 - City			6 - State

05350-901	SÃO PAULO			SP

7 - DDD (long distance)	8 - Telephone	9 - Telephone	10 - Telephone	11 - Telex

5511	3718-5301	3718-5306	3718-5465

12 - DDD (long distance)	13 - Fax	14 - Fax	15 – Fax -

5511	3718-5297	3714-4436

16 - E-MAIL

acoes@perdigao.com.br

01.04  - REFERENCE / AUDITOR

CURRENT Fiscal year				CURRENT QUARTER		PREVIOUS QUARTER

1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2006	12/31/2006	2	04/01/2006	06/30/2006	1	01/01/2006	03/31/2006

9 - Auditing Company				10 - CVM Code

Ernst Young Auditores Independentes S.S.				00471-5

11 - Technical in Charge				12 - Technical in Charge Taxpayers’ Register

Luiz Carlos Passetti				001.625.898-32

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	June 30, 2006	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name PERDIGÃO S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 – CURRENT QUARTER 06/30/2006	2 – PREVIOUS QUARTER 03/31/2006	3 – SAME QUARTER PREVIOUS YEAR 06/30/2005

Paid-Up Capital

1 - COMMON	133,957,152	133,957,152	133,957,152
2 - PREFERRED	0	0	0
3 - TOTAL	133,957,152	133,957,152	133,957,152

In Treasury

4 - COMMON	430,485	430,485	430,485
5 - PREFERRED	0	0	0
6 - TOTAL	430,485	430,485	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY

Commercial, Industrial and Others

2 – SITUATION

Operational

3 - NATURE OF SHARE CONTROL

National Private

4 - CODE OF ACTIVITY

3220 – Participation and Administration - Food

5 - MAIN ACTIVITY

Holding

6 - CONSOLIDATED TYPE

Total

7 – TYPE OF AUDITOR’S REPORT

No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - General Taxpayers’ Register	3 - Name

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE
08/14/2006

02.01 - BALANCE SHEET - ASSETS  (thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
1	Total Assets	1,209,523	1,236,795
1.01	Current Assets	35,292	36,237
1.01.01	Cash and Banks	15,115	14,647
1.01.01.01	Cash and Cash Equivalents	18	76
1.01.01.02	Cash Investments	15,097	14,571
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	20,177	21,590
1.01.04.01	Dividends and Interest on Shareholder’s Equity	1	2
1.01.04.02	Recoverable Taxes	19,551	19,506
1.01.04.03	Deferred Taxes	273	1,744
1.01.04.04	Others	29	9
1.01.04.05	Prepaid Expenses	323	329
1.02	Non-current Assets	3,426	3,076
1.02.01	Credits	0	0
1.02.02	Credits with Associates	3,401	3,051
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	3,401	3,051
1.02.02.03	With Other Associates	0	0
1.02.03	Others	25	25
1.02.03.01	Deferred Taxes	25	25
1.03	Permanent Assets	1,170,805	1,197,482
1.03.01	Investments	1,170,805	1,197,482
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	1,170,797	1,197,474
1.03.01.03	Other Investments	8	8
1.03.01.03.01	Interest through Fiscal Incentives	8	8
1.03.02	Fixed Assets	0	0
1.03.03	Deferred	0	0

02.02 - BALANCE SHEET - LIABILITIES (thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
2	Total Liabilities	1,209,523	1,236,795
2.01	Current Liabilities	1,115	5,658
2.01.01	Short term Debt	0	0
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	0	152
2.01.04	Taxes, Charges and Contribution	94	99
2.01.04.01	Social Contributions	59	57
2.01.04.02	Tax Obligations	35	42
2.01.05	Dividends Payable	41	94
2.01.06	Provisions	686	605
2.01.06.01	Provisions for vacations & 13th salary	686	605
2.01.07	Debts with Associates	0	0
2.01.08	Others	294	4,708
2.01.08.01	Interest on Company Capital	280	4,694
2.01.08.02	Other Obligations	14	14
2.02	Long-term Liabilities	101	101
2.02.01	Long-term Debt	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	101	101
2.02.03.01	Provisions for contingencies	101	101
2.02.04	Debts with Associates	0	0
2.02.05	Others	0	0
2.03	Long-Term income	0	0
2.05	Shareholders’ Equity	1,208,307	1,231,036
2.05.01	Paid-in Capital	800,000	800,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	425,215	425,215
2.05.04.01	Legal	40,336	40,336
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	384,879	384,879
2.05.04.07.01	Expansion Reserves	313,454	313,454
2.05.04.07.02	Increase Capital Reserves	72,240	72,240
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Accumulated Earnings/ Losses	(16,908)	5,821

03.01 -  STATEMENT OF INCOME (thousands Reais)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.01	Gross Sales	0	0	0	0
3.02	Sales Deductions	0	0	0	0
3.03	Net Sales	0	0	0	0
3.04	Cost of Sales	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	(25,162)	(10,794)	81,679	154,162
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General And Administrative	(1,085)	(2,643)	(1,463)	(2,669)
3.06.02.01	Administrative	(303)	(1,077)	(390)	(872)
3.06.02.02	Management Compensation	(782)	(1,566)	(1,073)	(1,797)
3.06.03	Financial	2,601	3,440	1,554	3,226
3.06.03.01	Financial Income	2,656	3,895	1,556	3,384
3.06.03.02	Financial Expenses	(55)	(455)	(2)	(158)
3.06.04	Other Operating Income	0	0	6	6
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Pick-up	(26,678)	(11,591)	81,582	153,599
3.07	Operating Income	(25,162)	(10,794)	81,679	154,162
3.08	Non-operating Income	0	0	0	(1)
3.08.01	Income	0	0	0	14
3.08.02	Expenses	0	0	0	(15)
3.09	Income Before Tax And Profit Sharing	(25,162)	(10,794)	81,679	154,161
3.10	Provision for Tax And Social Contribution	(561)	(5,146)	159	(1)
3.11	Deferred Income Tax And Social Contribution	(1,471)	(968)	268	269
3.12	Statutory Participations / Contributions	0	0	0	0

1 - CODE	2 - DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0	0
3.15	Earnings / Losses In Fiscal Year	(27,194)	(16,908)	82,106	154,429
	NUMBER OF SHARES, EX-TREASURY (Units)	133,526,667	133,526,667	133,526,667	133,526,667
	EARNINGS PER SHARE			0.61490	1.15654
	LOSS PER SHARE	(0.20366)	(0.12663)

04.01 – EXPLANATION NOTES

Thousands of Reais

1.              BUSINESS CONTEXT

The main activities engaged in by Perdigão S.A. and its subsidiaries (“the Company”) are the raising, production and slaughter of poultry (chicken, Chester®, turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables and soybean derivatives. At the end of 2005, the Company entered the beef business and the sale of margarines, initially through third parties that will produce these products by request; in the second quarter of 2006, it also entered the dairy products business.

Subsidiaries and Participation as of June 30, 2006:

	Parent Companies
	Perdigão S.A.	Perdigão Agroindustrial S.A.	PDA Distrib. de Alim. Ltda.	PRGA Particip. Ltda.	Crossban Holding GMBH. (1)	Perdigão International Ltd.
Perdigão Agroindustrial S.A.	100.00%	—	—	—	—	—
Perdigão Export Ltd.	100.00%	—	—	—	—	—
PDA Distribuidora de Alim. Ltda.	0.00001%	99.99999%	—	—	—	—
Perdigão Agroind. Mato Grosso Ltda.	—	99.99999%	—	0.00001%	—	—
Crossban Holding GMBH. (1)	—	40.70%	—	59.30%	—	—
Perdigão Holland B.V.	—	100.00%	—	—	—	—
Perdigão UK Ltd.	—	100.00%	—	—	—	—
Perdigão Trading S.A. (2)	—	100.00%	—	—	—	—
Incubatório Paraíso Ltda.	—	99.99517%	0.00483%	—	—	—
PRGA Particip. Ltda.	—	99.99999%	0.0001%	—	—	—
Batávia S.A.	—	—	51.00%	—	—	—
Perdix Intern. Foods Com. Intern. Ltda.	—	—	—	—	100.00%	—
Perdigão France SARL.	—	—	—	—	100.00%	—
Perdigão International Ltd.	—	—	—	—	100.00%	—
Perdigão Ásia PTE Ltd.	—	—	—	—	100.00%	—
Perdigão Nihon K.K.	—	—	—	—	100.00%	—
BFF International Ltd. (2)	—	—	—	—	—	100.00%
Highline International (2)	—	—	—	—	—	100.00%

(1)              Holding and centralizing of investments abroad.

(2)              Companies with no operating activities.

On May 26, 2006, the Company acquired in cash, through its wholly-owned subsidiary, PDA Distribuidora de Alimentos Ltda, a 51% economic interest in Batávia S.A. – Indústria de Alimentos (“Batávia”) from Parmalat Brasil S.A. Indústria de Alimentos (“Parmalat”) by R$92,121 (net of cash acquired of R$2,579), generating goodwill of R$63,403, which will be amortized based on the future profitability of the investment. The Company is incurring in some additional costs, which may result in an increase in the acquisition cost, and is in the process of finalizing such acquisition. The Company does not expect that such costs will be significant. Batávia produces dairy-based and dairy processed products.

By acquiring control of Batávia, the Company reinforces its goals of strategic growth by increasing its portfolio of products and consequently dilutes the concentration of its business in Poultry and Pork meats.

Additionally, the Company signed a commitment to acquire, from Parmalat, two facilities in the amount of approximately R$62,000, which is under discussion for possible renegotiation.

The net assets acquired from Batávia are set forth below:

Cash	2,579
Accounts receivable	76,719
Inventories	22,341
Other current assets	3,822
Non current assets	4,188
Permanent assets	58,403
Current liabilities	(82,174)
Non current liabilities	(24,512)
Net assets	61,366
Interest acquired	51%
Net assets acquired	31,297
Acquisition cost (*)	94,700
Goodwill	63,403

(*) The acquisition cost is set forth bellow:

Amount paid	110,121
Cash acquired	2,579
Property, plant and equipment (refer to Note bellow)	(18,000)
Acquisition cost	94,700

The results of operations of Batávia have been included in the financial statements of the Company as from the acquisition date, generating an increase in gross sales of R$61,103 and in net income before minority interest of R$2,013.

In addition to the acquisition of a 51% economic interest in Batávia, the Company acquired R$18,000 in cash, machines and equipment from Parmalat, which were on loan to Batávia and are necessary for the functioning of its facilities.

2.              BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Quarterly Information – ITR, related to the second quarter of 2006, was prepared according to the same practices adopted in the previous quarter and in the fiscal year ended on December 31, 2005. Such Quarterly Information is in accordance with the accounting practices adopted in Brazil, which is based on the Brazilian Corporate Law (Law No. 6404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” - CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON — “Instituto dos Auditores Independentes do Brasil”, or the Brazilian Institute of Independent Auditors.

In order to provide additional information, a statement of cash flows is presented in Note 19 in accordance with the Accounting Norms and Procedures – NPC 20 issued by IBRACON.

3.              PRINCIPAL ACCOUNTING PRACTICES

a)              Consolidated: the consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries in which the Company has control. All intercompany transactions were eliminated upon consolidation.

b)             Cash and Cash equivalents: comprises cash on hand and in banks and highly liquid investments in fixed income funds or/and securities with maturity dates of 90 days or less (Note 4).

c)              Short and Long-Term Investments: includes public and private fixed income securities. Stated at cost, plus income earned and adjusted to market value, if lower, in the case of permanent losses (Note 5). The market value is set forth at Note 17 (e).

d)             Trade Accounts Receivable: stated net of the provision for doubtful accounts, which was established based on an analysis of the risks and forecasts for their realization, being considered sufficient by management to cover possible losses on receivables (Note 6).

In 2003, the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios – FIDC), through which it sells part of its trade accounts receivable originating in the domestic market. According to the CVM – Comissão de Valores Mobiliários (Brazilian Securities Commission) Instruction No. 408/2004, the Company has consolidated the FIDC facility in its financial statements since December 31, 2005.

e)              Inventories: stated at average acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a liability for the amount payable to the supplier. Grain purchased on a “price to set basis” that are used in the manufacturing process are valued on the date of utilization at their market value, and any adjustments made after the utilization date are accounted for as income/expenses, against trade accounts payable (Note 7).

f)                Taxes and contributions on income: in Brazil, these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes represent credits/debits over income tax loss carry-forwards and negative social contribution (CSLL), as well as the temporary differences between tax bases and accounting bases. Deferred income tax and social contribution assets and liabilities are recorded in current or non-current assets and liabilities according to their probability of realization. When the probability of future utilization of these credits is remote, a valuation allowance is provided for these deferred tax assets.

g)             Investments: the investments are accounted for using the equity method, plus goodwill. Other investments are stated at acquisition cost and marked down to market value, when applicable (Note 10).

h)             Goodwill from acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill based on future results is amortized over five years, the period of the expected investment return, and goodwill on appreciation of assets is amortized as they are sold. Goodwill is classified under “Investments”, except goodwill relating to the acquisition of companies that have already been merged into the company. In this case, it is classified as “Deferred” (Note 10 ‘b’).

i)                 Property, Plant and Equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on valuation reports issued by independent appraisers, less accumulated depreciation. Since 1997, according to a specific instruction issued by CVM, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the rates set forth in Note 11 (depletion based on utilization), and charged to production costs or directly to operating expenses as the case may be.

j)                 Deferred charges: intangible assets consisting mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Charges are amortized over the estimated period during which these projects are contributing to the Company’s income (Note 12).

k)              Provisions for contingencies: Calculated based on an individual analysis of the contingencies, taking into account risks and estimates of probable losses (Note 15 ‘a’).

l)                 Derivative Financial Instruments: these are measured using the accrual method and unrealized gains/losses are recorded as loans (short or long-term, as the case may be) at each balance sheet (Notes 13 and 14). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expenses, and the market value of the derivatives is disclosed on Note 17 ‘e’.

m)           Revenue Recognition: revenue is recognized at the time the products are delivered.

n)             Profit sharing of management and employees: the employees and management are entitled to profit sharing based on certain goals, established and agreed upon yearly.  The amount is accrued in the period in which the profits are achieved (Note 22).

o)             Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer and the revenue is recognized in the results. The shipping and handling costs amounted, in the semester, to R$286,153 (R$259,827 in the six months ended June 30, 2005).

p)             Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted, in the semester, to R$24,842 (R$20,386 in the six months ended June 30, 2005).

q)             Research and development (R&D): consists mainly of internal research and development of new products recognized in the financial statements, when incurred. The total amount of R&D expenses in the semester was R$3,549 (R$2,819 in the six months ended June 30, 2005).

r)                Earnings per share: calculated based on shares outstanding at the balance sheet date.

s)              Translation of Foreign Currency: all assets and liabilities of foreign subsidiaries are translated to Reais based on the exchange rate used on the closing date of the balance sheets, and the income statements are based on the average monthly rates. The gains or losses resulting from this conversion are accounted for in financial income (expenses), net (Note 18).

The exchange rates in Reais on the closing date of the translated balance sheets were as follows:

	06.30.2006	03.31.2006
US Dollar (US$)	2.1643	2.1724
Euro (€)	2.7681	2.6327
Pound (£)	4.0005	3.7728

t)                Use of estimates: in preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown on the balance sheet and the reported amounts of revenues, costs and expenses for the periods presented. Although these estimates are based on management’s best available knowledge, actual results could differ from those estimates.

4.         CASH AND EQUIVALENTS

	Parent Company		Consolidated
	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Local currency:
Cash and banks	18	76	35,705	11,166
Highly liquid investments	—	—	114,650	141,437
	18	76	150,355	152,603
Foreign currency (mainly US$):
Cash and banks	—	—	14,864	12,226
Highly liquid investments	—	—	441,106	446,040
	—	—	455,970	458,266
	18	76	606,325	610,869

5.         SHORT AND LONG TERM INVESTMENTS

	Parent Company		Consolidated
	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Bank Deposit Certificates – CDB, denominated in Reais maturing in 2006	15,097	14,571	36,579	35,020
Brazilian Treasury Notes:
- Prefixed and post fixed interest, denominated in Dollar, maturing up to 2009	—	—	83,864	86,264
- Prefixed interest, denominated in Euro, maturing in 2006	—	—	4,664	4,313
National Treasury Bill, denominated in Reais	—	—	—	41,259
	15,097	14,571	125,107	166,856

Short-term	15,097	14,571	42,190	82,723
Long-term	—	—	82,917	84,133

6.         TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	06.30.2006	03.31.2006
Short-term
Trade accounts receivable	532,595	427,864
(-) Provision for doubtful accounts	(3,663)	(2,398)
	528,932	425,466

Long-term
Trade accounts receivable	23,630	22,586
(-) Provision for doubtful accounts	(12,651)	(12,235)
	10,979	10,351

The trade accounts receivable balance includes R$41,417 (R$82,456 as of March 31, 2006) related to receivables sold to FIDC.

The provision for doubtful accounts of domestic customers is calculated based on historical losses of receivable balances over the last years. For foreign customers the analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

The changes on the provision for doubtful accounts are as follows:

	06.30.2006	03.31.2006
Balance at beginning of period	14,633	15,117
Provision	896	1,183
Reversion	(292)	(1,667)
Increase for acquisition - Batávia	1,077	—
Balance at end of period	16,314	14,633

7.                  INVENTORIES – CONSOLIDATED

	06.30.2006	03.31.2006
Finished goods	223,086	280,574
Goods-in-process	24,540	22,659
Raw materials	60,324	54,536
Secondary material and packing	96,304	90,719
Livestock (poultry, turkey and hogs)	252,901	244,694
Advances to suppliers and imports in transit	14,236	11,701
	671,391	704,883

8.                  RECOVERABLE TAXES

	Parent Company		Consolidated
	06.30.2006	03.31.2006	06.30.2006	03.31.2006
State VAT (ICMS tax)	—	—	64,039	53,335
Income Tax and Social Contribution	19,551	19,506	36,866	27,150
PIS/COFINS	—	—	1,976	3,830
IPI Tax	—	—	6,580	6,283
Others	—	—	3,386	3,529
	19,551	19,506	112,847	94,127

Current	19,551	19,506	91,173	74,154
Non-current	—	—	21,674	19,973

ICMS – Tax on the Circulation of Goods and Services (State VAT): due to its export revenues, the Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transferred to third parties;

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest on shareholders’ equity paid by the parent company, which is offset against federal taxes payable;

PIS/COFINS: credits mainly related to the non-cumulative calculation of the PIS tax, effective since December 2002, and of COFINS, as from February 2004, which are offset against other federal taxes.

9.              TAXES AND CONTRIBUTIONS ON INCOME

a)              Income Tax and Social Contribution on Net Income:

	6 months ended:
	Parent Company		Consolidated
	06.30.2006	06.30.2005	06.30.2006	06.30.2005
Profit before income tax, social contribution and profit-sharing	(10,794)	154,161	(12,109)	209,900
Tax rate	34%	34%	34%	34%
Expense at nominal rate	3,670	(52,415)	4,117	(71,366)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	—	3,542
Interest over company’s capital	(5,832)	469	—	15,810
Equity pick-up	(3,941)	52,224	(7,299)	(21,578)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	(12,910)	33,068
Tax incentives and Plano Verão	—	—	10,856	—
Other adjustments	(11)	(10)	2,433	(2,406)
Effective income tax	(6,114)	268	(2,803)	(42,930)

Current income taxes	(5,146)	(1)	(4,223)	(34,574)
Deferred income taxes	(968)	269	1,420	(8,356)

The Company obtained a final favorable decision in its suit related to “Plano Verão” and is in the process of determining such amounts.

The consolidated operating results before the taxes of subsidiaries abroad are as follows:

	6 months ended:
	06.30.2006	06.30.2005
Earnings before income taxes of subsidiaries abroad	(43,084)	111,986
Current income taxes of subsidiaries abroad	(28)	(3,139)
Deferred income taxes of subsidiaries abroad	1,767	(2,099)

b)              Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Tax loss carry-forwards (IRPJ)	—	—	8,558	1,956
Negative calculation basis (CSLL)	—	—	3,657	1,527
Temporary differences:
Provisions for contingencies	—	—	27,731	30,242
Interest on shareholders’ equity	—	1,518	—	1,518
Other temporary differences	298	251	(3,805)	(3,551)
Realizable revaluation reserve	—	—	(276)	(297)
Accelerated depreciation, with incentives	—	—	(779)	(833)
	298	1,769	35,086	30,562

Current assets	273	1,744	13,055	5,959
Non-current assets	25	25	39,551	43,025
Current and long-term liabilities	—	—	17,520	18,422

In Brazil, the tax return is subject to review by the fiscal authorities for a five-year period from the return date. The Company could be subject to additional taxes, fines and interest as a result of these reviews. The results of Crossban Holdings GMBH and other subsidiaries abroad are subject to local taxes according to tax rates and local rules.

The Company’s management expects that deferred tax credits, arising from tax losses and negative basis of social contribution, should be realized in the short-term. The subsidiary Batávia maintains tax loss carry-forwards, negative calculation basis of social contribution and some temporary differences related to non-deductible reserves, whose tax benefit effect is R$31,951, which was not recorded due to consecutive losses up to fiscal year 2004. Such tax benefit will be recorded when Batávia has an expectation of taxable income in consecutive future years.

Tax credits arising from the provisions for contingencies will be realized as the lawsuits are settled and, consequently, there are no estimates for realization; thus, they are classified as long-term.

10.            INVESTMENTS

a)              Investments in subsidiaries – Parent Company

	Perdigão	Perdigão
	Agroindustrial	Export	Total
	S.A.	Ltd.	06.30.2006	03.31.2006
Paid-in capital	780,000	22	—	—
Net income accumulated in the period	(21,542)	—	—	—
Net equity of the subsidiary	1,170,797	—	—	—
Shares owned by Perdigão S.A.	1,170,797	—	1,170,797	1,197,474
Investment before equity pick-up	1,199,541	—	1,199,541	1,199,541
Interest on shareholders’ equity	(17,154)	—	(17,154)	(17,154)
Equity pick-up	(11,590)	—	(11,590)	15,087
Subventions and tax incentives(*)	9,952	—	9,952	4,456
Equity method investment	(21,542)	—	(21,542)	10,631

(*) Tax incentives are recorded directly in the capital reserve account of the company to which they are granted; on the consolidated balance sheet, such incentives are classified as other operating income.

b)         Goodwill on investments acquisition - Consolidated

	Costs value		Residual value
	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Acquisition of Batávia S.A. (i)	63,403	—	63,403	—
Acquisition of Frigorífico Nova Mutum (ii)	13,731	13,731	11,254	12,103
Acquisition of Incubatório Paraíso (iii)	1,441	1,441	1,297	1,369
	78,575	15,172	75,954	13,472

(i) Goodwill generated in the acquisition of Batávia, see Note 1.

(ii) Acquired on June 20, 2005, for R$5,850, 100% of the quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., renamed, respectively, Perdigão Mato Grosso Ltda and Perdigão Mato Grosso Rações Ltda, both at Nova Mutum - Mato Grosso state, generating goodwill of R$ 13,731.

(iii) Acquired on December 1, 2005, for R$2,080, 100% of Sociedade Incubatório Paraíso Ltda., located at Jataí – Goiás state, generating goodwill of R$1,441.

The goodwill based on future results is amortized over five years, and the portion based on the assets’ market value is being amortized in accordance with their realization.

c)                  Other investments

Other investments related to the parent company amounted to R$8 (R$8 as of March 31, 2006) and, on a consolidated basis, R$607 (R$449 as of March 31, 2006).

11.            PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual
	deprec.	Costs value		Residual value
	rate (%)	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Buildings and betterments	4 to 10	705,875	653,612	508,387	479,837
Machinery and equipment	10 to 20	839,067	719,696	426,276	376,531
Electric and hydraulic installations	10	77,131	74,913	47,766	47,219
Forests and reforestation	various	32,501	26,312	24,060	20,144
Other	10 to 20	42,616	27,556	20,847	15,495
Land		93,910	87,302	93,910	87,302
Construction in progress		200,022	128,142	200,022	128,142
Advances to suppliers		30,413	18,793	30,413	18,793
		2,021,535	1,736,326	1,351,681	1,173,463

During the semester, the Company capitalized interest of R$3,502 (R$2,635 as of June 30, 2005) related to construction in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when depreciation begins.

12.            DEFERRED CHARGES – CONSOLIDATED

	Annual
	amort.	At cost value		Net value
	rate (%)	06.30.2006	03.31.2006	06.30.2006	03.31.2006
Preoperating expenses
Shared Service Center Perdigão – CSP	20	18,692	18,692	15,089	16,075
Rio Verde – GO	10	59,354	59,354	34,579	36,063
Others	10 to 20	6,252	4,103	5,911	3,933
Software development
Implementation of integrated management systems	20	12,976	12,971	4,628	5,312
Development of the system “Atendimento Total Perdigão – ATP”	20	23,694	22,459	21,526	21,375
Others	Various	22,889	14,081	9,056	7,824
Goodwill on business acquisition (*)	20	18,888	18,888	339	532
		162,745	150,548	91,128	91,114

(*) Refers to the goodwill from the acquisition of Frigorífico Batávia S.A., incorporated by Perdigão Agroindustrial S.A., to be completely amortized in 2006 based on future profitability.

13.            SHORT-TERM DEBT - CONSOLIDATED

Funding Line	Annual charges (%)	06.30.2006	03.31.2006
Local currency:
Production	8.75%	107,409	99,700
Working Capital	TR + 10.30%	40,373	—
Working Capital	CDI + 4.78%	11,272	—
		159,054	99,700
Foreign currency:
Net swap balance	% CDI vs exchange variation (US$ and other currencies)	893	489
Advance on export contracts (ACC and ACE)	4.76% (4.76% in 03.31.06) + exchange variation (US$)	142,276	82,837
		143,169	83,326
Sub-total		302,223	183,026
Current portion of long term debt		157,518	247,714
Total short-term debt		459,741	430,740

The production lines have a maximum maturity of 360 days and have no guarantees.

The advances on export contracts (“ACC’s”) are liabilities with Brazilian banks, with maturity dates up to 360 days, payable through the exports of products. After the Company delivers the export documents to the funding banks, these liabilities are denominated ACE’s and are finally written off only when full payment has been made by the customer abroad.

14.            LONG-TERM DEBT – CONSOLIDATED

Funding Line	Annual charges (%)	06.30.2006	03.31.2006
Local currency:
Working capital	4.94% (4.97% on 03.31.06)	82,697	89,458
Working capital	50% of IGP-M + 4.00%	17,601	—
FIDC senior quotas	95% CDI	32,685	93,539
Property, plant and equipment	2.23% (2.30% on 03.31.06) + TJLP	138,770	93,693
Debentures	6.00% (6.00% on 03.31.06) + TJLP	34,270	42,069
		306,023	318,759
Foreign currency (mainly U.S. dollars):
Working capital	7.08% (6.55% on 03.31.06) + exchange variation (US$ and other currencies)	429,314	450,468
Export prepayment	7.00% (6.47% on 03.31.06) + exchange variation (US$)	679,197	692,449
Property, plant and equipment	9.35% (9.03% on 03.31.06) + exchange variation (US$ and other currencies)	22,718	15,208
		1,131,229	1,158,125
Total		1,437,252	1,476,884
Current portion of long-term debt		(157,518)	(247,714)
Long-term debt		1,279,734	1,229,170

Long-term debt installments have the following maturity dates:

Years
2007	70,236
2008	433,726
2009	216,552
2010	359,304
2011 to 2043	199,916
1,279,734

The Company issued 81,950 simple debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$1, with a redemption term from June 15, 2001 to June 15, 2010; as of June 30, 2006, 56,049 debentures has been redeemed.

Loans in the amount of R$173,016 as of June 30, 2006 are guaranteed by chattel mortgages, and R$ 2,510 are guaranteed by liens on the assets acquired under loan.

The loans for working capital and export prepayments in foreign currency contain customary events of default that, if triggered could cause the acceleration of some indebtedness. In addition, there is an export prepayment facility with principal of R$216,430 as of June 30, 2006, under which the Company is required to comply with certain financial covenants (net debt to EBITDA not higher than 3.0 and net debt to shareholders’ equity not higher than 1.5. Net debt is total debt less cash and banks and highly liquid investments). As of June 30, 2006 the Company was in compliance with all these covenants.

15.            COMMITMENTS AND CONTINGENCIES – CONSOLIDATED

a)              Provision for contingent liabilities

The Company and its subsidiaries are involved in certain legal proceedings arising in the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of loss in legal proceedings as “remote”, “possible” or “probable”. The provision established by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses as decided by the management, based on the analysis of its legal counsel.

For all legal disputes currently in progress, the Company and its subsidiaries have judicial deposits totaling R$22,960 (R$17,942 as of March 31, 2006), which are recorded as non-current assets.

The Company is involved in some judicial procedures the values of potential losses are not known nor reasonably estimable, especially in the civil area.

Provisions for contingencies were established as follows:

	06.30.2006	03.31.2006
Tax (i)	94,835	95,725
Labor lawsuits (ii)	20,844	17,945
Civil, commercial and others (iii)	4,744	4,184
	120,423	117,854

(i) Of the total tax contingencies for which there were provisions on June 30, 2006, R$39,495 (R$38,254 as of March 31, 2006) were related to actions regarding the IRPJ and CSSL taxes, particularly the credits relating to the special adjustment for inflation (Real Plan) and the full deductibility of tax losses; these matters were the subject of a judicial dispute but at that date had not been recognized by the highest judiciary court.

The Company is also challenging the increase in rates and the calculation base of the PIS and COFINS taxes and has established a provision of R$17,023 (R$23,659 as of March 31, 2006) referring to these taxes. Recently, Perdigão Agroindustrial S.A. obtained a final favorable decision and reversed the contingency reserve related to PIS.

The Company has a provision for a contingency in the amount of R$14,539 (R$13,034 as of March 31, 2006) relating to a judicial action for nonpayment of the CPMF charge on its income from exports.

The other tax contingencies refer to judicial claims against Funrural and SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas (the Brazilian Service for the Support of Small and Micro-Businesses) , in an aggregate amount of R$23,778 (R$20,778 as of March 31, 2006).

(ii) The Company and its subsidiaries have 1,349 individual labor claims in progress totaling R$301,398 (1,022 individual claims totaling R$239,183 as of March 31, 2006), mainly related to overtime and salary inflation adjustments demanded for periods prior to the institution of the Real (R$) and lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. Based on the past history of payments and on the opinion of the Company’s legal counsel, the provision of R$20,844 (R$17,945 as of March 31, 2006) is deemed sufficient to cover probable losses.

(iii) Civil contingencies are mainly related to lawsuits regarding traffic accidents, property damage, physical casualties and others. There are 716 cases totaling R$99,463 and there are individual claims in amounts up to R$25,413 (614 cases totaling R$77,524 with individual claims of up to R$25,236 as of March 31, 2006) for which the provision, when applicable, is based on the opinion of the Company’s legal counsel.

b)                  Contingent Assets

The Company has commenced legal actions to seek the recovery of various taxes deemed unconstitutional by management and legal counsel. The most relevant claim refers to IPI tax credits. These assets will be recognized by the Company only when a final sentence has been rendered.

c)                  Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for the acquisition of raw materials, mainly corn, soybeans and hogs. As of June 30, 2006, such firm commitments amounted to R$165,584 (R$112,712 as of March 31, 2006).

d)                  Rents and Leases

The Company enters into various lease agreements, all of which are considered operating leases. Expenses with rents and leases in the semester totaled R$13,303 (R$10,865 as of June 30, 2005) and future commitments can be summarized:

Years
2006 (from July to December)	14,432
2007	15,202
2008	8,494
2009	7,629
2010 and hereafter	17,149
62,906

16.            SHAREHOLDERS’ EQUITY

a)         Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 the conversion of all the preferred shares into common shares was approved. This Shareholders’ Meeting also approved the split of the shares making up the Share capital on the basis of a ratio of 1 (one) share to 3 (three) shares, granting two additional new shares for each existing share.

The capital is represented by 133,957,152 common shares, registered and without par value. On July 31, 2006, foreign investors hold 36,700,114 shares (35,484,522 as of March 31, 2006) of which 2,606,002 shares (3,684,786 as of March 31, 2006) are represented by 1,303,001 (1,842,393 as of March 31, 2006) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 180,000,000 common shares, registered and without par value.

b)         Reconciliation of Shareholders’ Equity and operating results for the period (Parent company and Consolidated)

The difference between the parent company and the consolidated results from the elimination of unrealized profits in transactions with subsidiaries in the amount of R$1,411 (R$2,308 as of March 31, 2006) in shareholders’ equity and R$1,009 (R$893 as of March 31, 2006) in the period results.

c)         Statements of changes in Shareholders’ Equity – Consolidated

	Capital	Profit Reserve	Treasury Shares	Retained Earnings	Total
Balance as of December 31, 2005	800,000	423,610	(815)	—	1,222,795
Net income for the period	—	—	—	(15,899)	(15,899)
Balance as of June 30, 2006	800,000	423,610	(815)	(15,899)	1,206,896

17.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)         Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodity prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)         Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rate) or by the CDI (Interbank Deposit Certificates interest rate).

The Company is also exposed to interest rate risk, mainly through the swap contracts that are indexed to CDI and the Exchange Coupon of several currencies.

c)         Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liability amounts. The Company’s primary exposures to foreign currency exchange variations are to the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency:

	06.30.2006	03.31.2006
Cash, cash equivalents and highly liquid investments (short/long-term)	544,498	548,843
Swap agreements (notional amounts)	236,638	234,647
Short and long-term debt	(1,273,505)	(1,240,962)
Other operating assets and liabilities, net	206,530	168,745
	(285,839)	(288,727)

06.30.06
Instrument	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	US$	R$	231,4	(0,8)
Swap	US$	Euro	5,2	(0,0)
				(0,8)

03.31.06
Instrument	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	US$	R$	234,6	(0,5)
				(0,5)

In the semester, losses on derivatives recognized as interest expenses amounted to R$13,295 (R$22,833 as of June 30, 2005).

d)         Commodities risk management

In the normal course of its operations, the Company buys commodities, mainly grains (corn and soybeans) and hogs for slaughtering - the largest individual components of the Company’s costs.

The price of corn and soybean are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and is affected by internal supply and levels of demand in the international market, among other things.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of June 30, 2006 there were no commodities derivatives outstanding, and during the semester, the Company has not entered any derivative agreements involving commodities.

e)         Fair value of financial instruments - Consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and equivalents	606,325	606,325
Short/long-term investments	125,107	128,672
Trade accounts receivable	528,932	528,932
Loans and financing	(1,738,582)	(1,699,824)
Trade accounts payable	(537,286)	(537,286)
Unrealized losses/gains on derivatives	(893)	(1,437)
	(1,016,397)	(974,618)

18.            FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	6 months ended:
	06.30.2006	06.30.2005
Expenses:
Interest expense	(64,863)	(72,163)
Exchange variation	47,761	68,535
Financial transactions tax (CPMF)	(11,907)	(10,945)
Other expenses	(522)	(260)
	(29,531)	(14,833)
Income
Interest Income	30,145	24,946
Exchange variation	(13,248)	(5,409)
Losses from translation effects of investments abroad	(21,467)	(63,193)
Other income (expense)	10,293	11,166
	5,273	(32,490)
Net financial expense	(23,808)	(47,323)

19.            CASH FLOW

	Parent Company		Consolidated
	06.30.06	06.30.05	06.30.06	06.30.05
OPERATING ACTIVITIES
Net income for the period	(16,908)	154,429	(15,899)	155,322
Adjustments to reconcile net income to net cash generated by operating activities:
Minority interest participation	—	—	987	—
Depreciation, amortization and depletion	—	—	65,292	54,424
Amortization of goodwill	—	—	3,336	1,889
Equity pick-up	11,590	(153,599)	—	—
Gain (loss) on permanent asset disposals	—	—	(1,475)	(1,440)
Deferred income tax	968	(269)	(1,420)	8,356
Exchange variations and interest	(597)	—	(13,437)	(1,957)
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	103,018	58,511
Inventories	—	—	(2,969)	(26,817)
Trade accounts payable	(15)	(3)	153,130	29,680
Payroll and related charges payable	(4,126)	(1,017)	(108,519)	(6,611)
Net cash provided by operating activities	(9,088)	(459)	182,044	271,357

CASH PROVIDED BY INVESTMENT ACTIVITIES
Cash investments	(14,500)	—	(52,419)	(146,704)
Net of redemption	—	—	55,862	153,789
Other Investments, net	—	(4)	(6)	(4)
Companies acquisition, net cash acquired	—	—	(92,121)	(2,696)
Additions to fixed assets	—	—	(247,644)	(109,154)
Disposal of fixed assets	—	—	9,449	7,259
Additions to deferred charges	—	—	(6,674)	(22,298)
Interest on shareholders’ equity received	85,367	39,143	—	—
Net cash provided by (used in) investing activities	70,867	39,139	(333,553)	(119,808)

CASH FLOWS FROM FINANCING ACTIVITIES
Financial funding	—	—	711,353	1,386,919
Repayment of debt (principal and interest)	—	—	(670,324)	(1,524,336)
Dividends and interest on shareholders’ equity paid	(61,789)	(38,686)	(61,789)	(38,686)
Net cash provided by (used in) financing activities	(61,789)	(38,686)	(20,760)	(176,103)

Net increase (decrease) of cash	(10)	(6)	(172,269)	(24,554)
At the beginning of the year	28	61	778,594	212,638
At the end of the year	18	55	606,325	188,084

20.            TRANSACTIONS WITH SUBSIDIARIES – PARENT COMPANY

The main transactions between the Company and subsidiaries that were eliminated from the consolidated financial statements are represented by loans between the Parent Company, Perdigão S.A., and its subsidiary Perdigão Agroindustrial S.A. and have been entered into pursuant to customary market conditions and terms as follows: Loans receivable of R$3,401 (payable of R$3,051 as of March 31, 2006); Income in the period of R$1,688 (R$2,479 as of June 30, 2005); Expenses during the semester of R$578 (R$10 as of June 30, 2005).

21.            INSURANCE COVERAGE – CONSOLIDATED

The main insurance coverage in effect, considered sufficient to cover possible losses, is as follows: a) named risks, comprising fire, windstorms, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,815,414 (R$1,252,970 as of March 31, 2006), b) domestic and international transportation, for which the amounts are calculated based on the registered cargo, and (c) other coverage, including valuables, civil liability and vehicles.

22.            MANAGEMENT AND EMPLOYEE PROFIT SHARING

The subsidiary Perdigão Agroindustrial S.A. entered into a collective bargaining agreement with the unions of the main categories for profit sharing for all its employees, observing performance indicators previously negotiated, including generation of value (MVP – Perdigão More Value) for the executive levels since 2004, which amounts are classified in other operating results when owned.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

23.            SUPPLEMENTAL RETIREMENT PLAN

Perdigão – Sociedade de Previdência Privada, (a private pension fund), was organized in April 1997; it is sponsored by Perdigão Agroindustrial S.A., and its purpose is to supplement the official retirement benefits for the employees of the Perdigão companies.

The plan is a defined contribution plan, and, the actuarial method used for determination of benefit levels is that of capitalization of the contributions. As of June 30, 2006, the plan had 19,566 (19,423 as of March 31, 2006) participants and net assets of R$95,455 (R$92,904 as of March 31, 2006). The sponsor contributed R$2,604 for the period (R$2,383 as of June 30, 2005), of which R$2,357 refers to the basic contribution (R$2,115 as of June 30, 2005) and R$247 for past services (R$268 as of June 30, 2005). The current balance of the commitment undertaken at the beginning of the plan arising from past services on behalf of beneficiaries is R$5,109 (R$5,318 as of March 31, 2006), adjusted by the general price index (IGP-DI). This amount shall be paid in a maximum period of 20 years as from the date of the beginning of the plan.

The assets of the plan consist of fixed and variable income funds and shares, totaling R$95,444 (R$92,892 as of March 31, 2006).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

24.            SUBSEQUENT EVENTS

i) At the Extraordinary Shareholders’ Meeting held on July 3, 2006 the shareholders’ approved the incorporation of the wholly-owned subsidiary Incubatório Paraíso Ltda. into Perdigão Agroindustrial S.A. and the incorporation of Perdigão Mato Grosso Rações Ltda. into Perdigão Mato Grosso Ltda. These incorporations resulted in the simplification of the corporate structure of Perdigão S.A. and its subsidiaries.

ii) On August 7, 2006, the Company filed a request with the Brazilian Securities and Exchange Commission (“CVM”) for the registration of a Public Offering for the Primary Distribution of common shares, with no par value, and filed a related registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”) (the “Offering”).

X.X.X.X.X.X.X.X.X.X

05.01 – COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

06.01- BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
1	Total Assets	3,819,347	3,506,967
1.01	Current Assets	2,075,366	2,013,452
1.01.01	Cash, Banks and Investments	648,515	693,592
1.01.01.01	Cash and Cash Equivalents	606,325	610,869
1.01.01.02	Short term Investments	42,190	82,723
1.01.02	Credits	528,932	425,466
1.01.02.01	Trade Accounts Receivable	528,932	425,466
1.01.03	Inventories	671,391	704,883
1.01.04	Others	226,528	189,511
1.01.04.01	Recoverable Taxes	91,173	74,154
1.01.04.02	Deferred Taxes	13,055	5,959
1.01.04.03	Notes Receivable	29,939	23,850
1.01.04.04	Others	48,697	44,404
1.01.04.05	Prepaid Expenses	43,664	41,144
1.02	Non current Assets	224,611	215,017
1.02.01	Credits	10,979	10,351
1.02.01.01	Trade Accounts Receivable	10,979	10,351
1.02.02	Credits with Associates	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With Other Associates	0	0
1.02.03	Others	213,632	204,666
1.02.03.01	Cash Long-term Investments	82,917	84,133
1.02.03.02	Taxes Receivable	21,674	19,973
1.02.03.03	Deferred Taxes	39,551	43,025
1.02.03.04	Notes Receivable	42,147	37,064
1.02.03.05	Legal Deposits	22,960	17,942
1.02.03.06	Others	4,383	2,529
1.03	Permanent Assets	1,519,370	1,278,498
1.03.01	Investments	76,561	13,921
1.03.01.01	Equity in Affiliates	0	0
1.03.01.02	Equity in Subsidiaries	0	0
1.03.01.03	Other Investments	76,561	13,921
1.03.01.03.01	Goodwill on investments in subsidiaries	75,954	13,472
1.03.01.03.02	Interest through Fiscal Incentives	82	82
1.03.01.03.03	Other Investments	525	367
1.03.02	Fixed Assets	1,351,681	1,173,463
1.03.03	Deferred Charges	91,128	91,114

06.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
2	Total Liabilities	3,819,347	3,506,967
2.01	Current Liabilities	1,156,027	909,018
2.01.01	Short term Debt	459,741	430,740
2.01.02	Debentures	0	0
2.01.03	Suppliers	537,286	332,848
2.01.04	Taxes and Contribution	34,677	40,426
2.01.04.01	Tax Obligations	16,602	22,182
2.01.04.02	Social Contributions	18,075	18,244
2.01.05	Dividends Payable	41	94
2.01.06	Provisions	84,143	65,086
2.01.06.01	Provisions for vacations & 13th salaries	84,143	65,086
2.01.07	Debts with Associates	0	0
2.01.08	Others	40,139	39,824
2.01.08.01	Payroll	18,961	16,574
2.01.08.02	Interest Over Company Capital	280	4,694
2.01.08.03	Management/Employees’ Profit Sharing	1,953	3,089
2.01.08.04	Other Obligations	18,945	15,467
2.02	Non current Liabilities	1,425,369	1,369,221
2.02.01	Long term Debt	1,279,734	1,229,170
2.02.02	Debentures	0	0
2.02.03	Provisions	120,423	117,854
2.02.03.01	Provision for Contingencies	120,423	117,854
2.02.04	Debts with Associates	0	0
2.02.05	Others	25,212	22,197
2.02.05.01	Taxes and Social Obligations	7,562	3,775
2.02.05.02	Deferred Taxes	17,520	18,422
2.02.05.03	Others	130	0
2.03	Deferred income	0	0
2.04	Minority Interest	31,055	0
2.05	Shareholders’ equity	1,206,896	1,228,728
2.05.01	Paid-in Capital	800,000	800,000
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	423,804	422,907
2.05.04.01	Legal	40,336	40,336
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0

1 - CODE	2 - DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
2.05.04.07	Other profit Reserves	383,468	382,571
2.05.04.07.01	Expansion Reserves	313,454	313,454
2.05.04.07.02	Increase Capital Reserves	72,240	72,240
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.04.07.04	Unrealized Profit	(1,411)	(2,308)
2.05.05	Accumulated Earnings/ Losses	(16,908)	5,821

07.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 04/01/2006 to 06/30/2006	4 – 01/01/2006 to 06/30/2006	5 – 04/01/2005 to 06/30/2005	6 – 01/01/2005 to 06/30/2005
3.01	Gross Sales	1,392,826	2,621,905	1,483,222	2,854,799
3.01.01	Domestic Market Sales	801,089	1,521,918	731,622	1,444,929
3.01.02	Exports	591,737	1,099,987	751,600	1,409,870
3.02	Sales Reductions	(191,381)	(364,997)	(171,645)	(339,745)
3.03	Net Sales	1,201,445	2,256,908	1,311,577	2,515,054
3.04	Cost of Sales	(949,719)	(1,755,745)	(943,020)	(1,817,312)
3.05	Gross Profit	251,726	501,163	368,557	697,742
3.06	Operating Income/Expenses	(288,405)	(511,502)	(245,903)	(487,151)
3.06.01	Selling Expenses	(253,718)	(458,752)	(211,866)	(403,491)
3.06.01.01	Variable	(168,244)	(300,823)	(142,849)	(268,831)
3.06.01.02	Fixed	(85,474)	(157,929)	(69,017)	(134,660)
3.06.02	General and Administrative	(18,525)	(36,657)	(15,517)	(31,045)
3.06.02.01	Administrative	(16,357)	(32,332)	(12,591)	(26,155)
3.06.02.02	Management Fees	(2,168)	(4,325)	(2,926)	(4,890)
3.06.03	Financial	(19,508)	(23,808)	(15,786)	(47,323)
3.06.03.01	Financial Income	23,789	5,723	(51,238)	(32,490)
3.06.03.02	Financial Expenses	(43,297)	(29,531)	35,452	(14,833)
3.06.04	Other Operating Income	5,629	10,086	11	226
3.06.05	Other Operating Expenses	(2,283)	(2,371)	(2,745)	(5,518)
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	(36,679)	(10,339)	122,654	210,591
3.08	Non-operating Income	418	(1,770)	(1,015)	(691)
3.08.01	Income	(8,648)	(10,136)	(3,964)	(8,813)
3.08.02	Expenses	(8,230)	(11,906)	(4,979)	(9,504)

1 - CODE	2 - DESCRIPTION	3 – 04/01/2006 to 06/30/2006	4 – 01/01/2006 to 06/30/2006	5 – 04/01/2005 to 06/30/2005	6 – 01/01/2005 to 06/30/2005
3.09	Income Before Tax And Profit Sharing	(36,261)	(12,109)	121,639	209,900
3.10	Provision for Tax And Social Contribution	5,593	(4,223)	(16,755)	(34,574)
3.11	Deferred Income Tax	4,524	1,420	(15,085)	(8,356)
3.12	Statutory Participations / Contributions	834	0	(6,269)	(11,648)
3.12.01	Profit Sharing	834	0	(6,269)	(11,648)
3.12.01.01	Employees’ Profit Sharing	694	0	(5,369)	(9,976)
3.12.01.02	Management Profit Sharing	140	0	900	(1,672)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0	0
3.14	Minority Interest	(987)	(987)	0	0
3.15	Earnings / Losses In Fiscal Year	(26,297)	(15,899)	83,530	155,322
	NUMBER OF SHARES, EX-TREASURY (Units)	133,526,667	133,526,667	133,526,667	133,526,667
	EARNINGS PER SHARE			0.62557	1.16323
	LOSS PER SHARE	(0.19694)	(0.11907)

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERDIGÃO COMPANIES

MANAGEMENT REPORT – 2nd Quarter 2006

Dear Shareholders,

With the Company’s entry into the dairy-processed products business, we have taken a major strategic step forward in diversification, an essential component in achieving a more balanced business and for supporting our growth.

According to a study by the US consultancy, Boston Consulting Group (BCG), Perdigão is one of a group of 12 Brazilian companies that challenge the global leaders. However, it is not enough to be strong in only one activity, no matter the size – the case of the poultry and pork meats sector. We wish to maintain our focus and growth with emphasis on the meats sector and the greater internationalization that is playing an increasingly important role in our operations. But, at the same time, we also need to expand, reducing the concentration on a single business and extending the diversification of our activities. This will enhance our position as a globalized company and as one supplying food products that meet the needs of all consumers.

As we have already disclosed to the market, the unfavorable trading environment that has been intensifying since the end of 2005, significantly squeezed second quarter margins. This was particularly due to the slow readjustment in world demand for chicken meat with continued oversupply in some importing countries. In Brazil the supply remained high, despite production downsizing in the first quarter. Besides these factors, the situation has been compounded by a sharp fall in average US dollar export prices and the appreciation of the Real in the foreign exchange markets relative to a year earlier.

We understand that these obstacles, while they have resulted in intense pressure on sector margins, can be the seed bed for future opportunities in our export business. Perdigão continues to adopt measures for cutting costs and expenses, at the same time implementing projects for increasing productivity and adding value.

A favorable performance in the domestic market was the highlight of the quarter with sales volume of meats growing 17.1%, while in overseas markets we saw a less accentuated slide in demand than had characterized the first quarter. On the other hand, consolidated gross revenues were R$ 1.4 billion, representing a reduction of 6.1% due to the pressure of falling average prices, especially in relation to export business.

(The variations mentioned in this report are comparisons between second quarter 2006 and second quarter 2005, or the first semester 2006 and the first semester 2005, except where otherwise stated.)

OPERATING AND FINANCIAL INDICATORS – SECOND QUARTER 2006

•                  Gross sales were R$ 1.4 billion, 6.1% down in the quarter, with sales volume of meats, 6.4% higher.

•                  On the domestic market, sales volumes of meats grew by 17.1%, with gross sales, 9.5% higher.

•                  Export sales volumes of meats fell by 1.3%, with 21.3% lower gross sales.

•                  Sales of higher value-added products reported a 13.7% growth in volume with an 8.6% improvement in sales revenues.

•                  Gross profit amounted to R$ 251.7 million, a 31.7% decline.

•                  EBITDA reached R$ 17.6 million in the quarter, 89.0% lower, with an EBITDA margin of 1.5%.

•                  Net income for the quarter was a R$ 26.3 million loss, against a net positive income of R$ 83.5 million. The net margin, which was 6.4% positive, was transformed into a 2.2% negative margin.

•                  Perdigão’s shares posted an average daily trading volume in the quarter of US$ 7.0 million, an increase of 120.5%.

Highlights -R$ million	2Q06	% Net Sales	2Q05	% Net Sales	% Ch.
Gross Sales	1,392.8	115.9	1,483.2	113.1	(6.1)
Domestic Market	801.1	66.7	731.6	55.8	9.5
Exports	591.7	49.3	751.6	57.3	(21.3)
Net Sales	1,201.4	100.0	1,311.6	100.0	(8.4)
Gross Profit	251.7	21.0	368.6	28.1	(31.7)
EBIT	(20.5)	(1.7)	141.2	10.8	—
Net Income	(26.3)	(2.2)	83.5	6.4	—
EBITDA	17.6	1.5	159.6	12.2	(89.0)
EPS*	(0.2)		0.6

Highlights -R$ million	YTD 2006	% Net Sales	YTD 2005	% Net Sales	% Ch.
Gross Sales	2,621.9	116.2	2,854.8	113.5	(8.2)
Domestic Market	1,521.9	67.4	1,444.9	57.5	5.3
Exports	1,100.0	48.7	1,409.9	56.1	(22.0)
Net Sales	2,256.9	100.0	2,515.1	100.0	(10.3)
Gross Profit	501.2	22.2	697.7	27.7	(28.2)
EBIT	5.8	0.3	263.2	10.5	(97.8)
Net Income	(15.9)	(0.7)	155.3	6.2	—
EBITDA	79.3	3.5	301.9	12.0	(73.6)
EPS*	(0.12)		1.16

* Earnings per share (in Reais), excluding treasury shares.

SECTORIAL PERFORMANCE

The domestic market has been reporting a good performance on the back of a real increase in incomes in Brazil, controlled inflation and a reduction in the basic interest rate.

In the export markets, the gradual recovery in consumption of poultry meats in regions affected by avian influenza outbreaks (such as Europe and the Middle East), together with a relaxing of trade bans on pork meat imports, should provide the basis for increased export volume in the second semester.

Exports

Exports of Brazilian chicken meats amounted to 1.24 million tons in the first semester of 2006, equivalent to a year-on-year decline of 8.2%.

The significant increase of 57.8% in the exports of processed chicken meats was insufficient to offset the fall in exports of in natura chicken.

Brazilian pork meat exports also registered a decline of 27% to 211,800 tons in the first semester 2006. This reduction continues to reflect the trade bans imposed by importing countries following foot and mouth outbreaks in Brazil at the end of 2005. However, average prices continue at levels close to those of last year.

Raw Materials

The supply situation remains favorable with prices holding at below 2005 levels.

For the second consecutive year, there was a bumper US corn crop. Despite the increased exports and for ethanol production, US corn inventories showed little significant change this year. However, prices on the Chicago Board of Trade - CBOT would appear to be signaling a reduction in inventories next year.

The US soybean crop was slightly down from last year’s record (84 million tons in 2005/06 against 85 million in 2004/05), but final inventories continue at very high levels (more than double the previous year).

The fifth Conab (National Supply Council) survey, conducted in July 2006, estimates the Brazilian 2005/06 corn crop at 41.3 million tons, 18% more than for the preceding crop. The current soybean crop is forecasted at 53.4 million, up 3.7% on the previous one.

The strong Real and plentiful soybean and corn supplies on the domestic market maintain a promising outlook for raw material prices.

Domestic Consumption

First semester 2006 real incomes increased by 4.3% compared with the same period in 2005, creating fresh opportunities for increasing domestic food consumption. With higher employment rates, overall incomes have posted a year-on-year improvement of 6.3%. The appreciation in the Real against the US dollar and tame inflation further contributed to this favorable scenario.

Frozen meat products grew 3.8% while frozen pastas also accumulated an increase of 14.6% through to May 2006. Specialty meats reported an increase of 13.4%, while frozen pizzas were up 7.1% for the year to June 2006, according to AC Nielsen do Brasil data.

Animal Health Question

The negative fall-out from the avian influenza outbreaks since the end of 2005, above all in Europe and the Middle East, is being reverted, with the sector seeking to bring supply back into equilibrium with demand.

The recent outbreak in Thailand should result in continued bans on imported in natura poultry meats from that country, exports being limited to Thai cooked and processed products.

An outbreak of Newcastle disease in the state of Rio Grande do Sul and notified to the authorities on May 4, 2006 has had no adverse impact on the sector. The outbreak was reported to the World Organization for Animal Health – OIE, and the subsequent preventive measures taken, were well received by the international community. Exports from the state of Rio Grande do Sul were not affected due to the diversion of orders to destinations where no restrictions were imposed. A recent release from the Ministry of Agriculture indicates that the outbreak has been controlled with no signs of the disease having spread to neighboring regions.

INVESTMENTS AND PROJECTS

Capital expenditures in the second quarter amounted to R$ 153.7 million and in line with the Company’s objectives of constant growth for the principal business activity – meats – as well as focusing on opportunities in the principal international markets and the domestic market. Investments were allocated to new projects for expanding and modernizing production lines in the South, in the states of Santa Catarina, Rio Grande do Sul and Paraná and in the Mid West in the states of Goiás and Mato Grosso, including the new agro industrial complex under construction in the city of Mineiros, state of Goiás.

The amount of R$ 247.6 million invested in the first six months of 2006 is 117% more than compared to the preceding year, and represents 56.3% of the total capex budget of R$ 440 million for 2006.

In the second quarter 2006, the Company announced an important investment that will add value to the businesses - the entry into the dairy product business, through Perdigão S.A.’s indirectly controlled subsidiary, PDA Distribuidora de Alimentos Ltda (PDA), which has acquired a 51% stake in the capital of Batávia S.A – Indústria de Alimentos (Batávia), totaling investment of approximately R$ 110 million, including R$ 18 million in fixed assets. The business generated sales of R$ 650 million in 2005. With a market share of 12.9%, ranking as the third company in the Brazilian dairy-processed products business, Batávia employs more than 1,700 at two 2 plants in Carambeí, state of Paraná and in Concórdia, state of Santa Catarina. Batavia sells a mix of about 200 dairy-processed products including UHT and pasteurized milk, as well as aromatized, fermented and chocolate-flavored milks, yogurts, fruit juices, soy juice, cheeses, petitsuisse and desserts.

OPERATING PERFORMANCE

Production

The output of meat products reported growth of 0.6% in the quarter and 6.1% in the semester compared with the same period in 2005. The Company temporarily adjusted production downwards in line with market demand in the first quarter. In addition, we are now incorporating our beef activities, which came on line at the end of last year, into our results.

Production	2Q06	2Q05	% Ch.	YTD06	YTD05	% Ch.
Poultry Slaughter (million heads)	122.8	128.9	(4.7)	261.2	252.1	3.6
Hog/ Cattle Slaughter (thousand heads)	859.0	868.1	(1.0)	1,743.0	1,728.5	0.8
Poultry Meats (thousand tons)	175.7	177.6	(1.1)	368.0	342.5	7.5
Pork/Beef Meats (thousand tons)	130.6	126.7	3.1	263.8	252.8	4.4
Total Meats (thousand tons)	306.3	304.3	0.6	631.8	595.3	6.1
Other Processed Products (thousand tons)	6.5	6.2	4.9	12.8	11.2	14.4
Feed and Premix (thousand tons)	771.9	758.3	1.8	1,556.6	1,486.8	4.7
One-day Chicks (million units)	139.6	135.1	3.3	270.5	263.7	2.6

Domestic Market

Quarterly domestic sales grew 9.5% amounting to R$ 801.1 million, driven largely by in-natura revenues and by the new activities: beef and dairy-processed products, together accounting for 8.6% of the total domestic market sales. Sales from dairy-processed product activities were only consolidated from June 2006.

The meats business reported a gross sales growth of 8.7% on 17.1% higher volumes, mainly driven by in-natura meats (poultry/pork meats and beef), which rose 98.3% with increased sales revenue of 46.8%. While elaborated/processed products posted a lower increase of 7.7% by volume and 4.9% in sales revenues, the performance of these products improved in terms of operating results, contributing positively to the overall results for the quarter as a whole.

The domestic market continued to suffer from an oversupply of meats with average prices for the quarter 7.9% down, against a decline in average costs of 6.2%, the latter thus going some way to offset pricing pressures.

The other processed products including pastas, pizzas, frozen vegetables, cheese-bread, the soybean-based vegetarian line, among others, also turned in good growth, with 34.5% more in volume terms and 25.5% higher sales revenue.

The fall in volume and sales revenues from the soybean business was fully justified by the divestment of the Marau-RS crushing plant in the second semester of 2005.

Gross accumulated sales up to June 2006 reached R$ 1.5 billion, a 5.3% increase with meat volumes 15.4% higher and other processed products growing by 27.2%. The average prices of meats were 8.0% lower against a 6.2% fall in costs during the semester.

The share of processed products in total domestic market sales revenues reported growth of 190 basis points in the semester, increasing from 80.7% to 82.6%, in line with the strategy of focusing on higher value-added products, which include elaborated, specialty and frozen meats, dairy-processed products, fruit juices, pastas, pizzas, vegetables, among others.

	Tons (thousand)			Sales (R$ million)
Domestic Market	2Q06	2Q05	% Ch.	2Q06	2Q05	% Ch.
MEATS	150.4	128.4	17.1	635.2	584.1	8.7
In-Natura	26.6	13.4	98.3	79.2	53.9	46.8
• Poultry	21.9	11.2	95.3	60.3	43.3	39.3
• Pork/Beef	4.7	2.2	114.0	18.9	10.6	77.8
Elaborated/Processed (meats)	123.8	115.0	7.7	556.1	530.2	4.9
DAIRY PRODUCTS	22.0	—	—	60.4	—	—
• Milk	10.7	—	—	18.7	—	—
• Dairy Products/ Juice/ Others	11.3	—	—	41.7	—	—
Other Processed	8.4	6.3	34.5	60.5	48.2	25.5
Soybean Products/ Others	16.0	45.1	(64.5)	44.9	99.3	(54.8)
TOTAL	196.8	179.7	9.5	801.1	731.6	9.5

PROCESSED	143.5	121.2	18.3	658.3	578.5	13.8
% total sales	72.9	67.4		82.2	79.1

	YTD 06	YTD 05	% Ch.	YTD 06	YTD 05	% Ch.
MEATS	293.6	254.5	15.4	1,256.1	1,175.1	6.9
In-Natura	52.5	26.0	101.9	155.3	104.3	48.9
• Poultry	41.3	21.0	96.8	115.6	83.5	38.4
• Pork/Beef	11.2	5.0	123.5	39.7	20.7	91.3
Elaborated/Processed (meats)	241.1	228.5	5.5	1,100.8	1,070.8	2.8
DAIRY PRODUCTS	22.0	—	—	60.4	—	—
• Milk	10.7	—	—	18.7	—	—
• Dairy Products/ Juice/ Others	11.3	—	—	41.7	—	—
Others Processed	15.7	12.4	27.2	114.6	94.9	20.8
Soybean Products/ Others	30.1	79.1	(61.9)	90.7	174.9	(48.1)
TOTAL	361.4	345.9	4.5	1,521.9	1,444.9	5.3

PROCESSED	268.1	240.8	11.3	1,257.2	1,165.7	7.8
% total sales	74.2	69.6		82.6	80.7

The following product launches were made in the quarter under the Perdigão brand name: Ouro pork sausage, Perdigão fine chicken sausage, Calabrian Rock Dog, Tennessee beef hamburger, Escolha Saudável vegetable pizza (soybean), cooked Chester® breast, seasoned Chester® breast, Golden Chester®, rump steak flavor hamburger (institutional), Cup special with Ronaldinho Gaúcho: ham and cheese sticks, rock dog frankfurters and chicken popcorn; under the Batavo brand: special corn, Freski snack, Freski smoked chicken frankfurter, Boticelli bologna sausage.

Our business now encompasses dairy-processed product activities, made up of yogurts, fermented milks, petit suisse and desserts. These are also reviewed by AC Nielsen do Brasil, which ranks the Batavo brand at a 12.9% market share. The following graph shows the Company’s current market share for specialty meats, frozen meats, pastas and pizzas:

Source: AC Nielsen

* Dairy Products: Acquired 51% of Batávia (Dairy products) on June 2006. Year: June - May

The Company’s sales to the institutional market continue to increase their relative participation in relation to other distribution channels as shown in the pie charts below:

DISTRIBUTION CHANNELS

(in revenues)

Perdigão is currently airing an institutional campaign for disseminating its brand name nationwide with the theme “Perdigão. Everyone loves it”. The purpose is to register Perdigão’s development and growth over the past few years, the campaign being based on four different pillars: the goal of a continuing growth rate, product quality, portfolio diversity and new product launches and exports. This marketing campaign investment is at around R$ 30 million.

Exports

Results for the export market reported an unfavorable performance, a reflection of the circumstances arising from the avian influenza outbreaks. This resulted in a decline in consumption, demand and prices in various consumer countries and among importers of chicken meats, this problem being compounded by a surplus of poultry products on the world market in addition to the appreciation of the Real in relation to the U.S. dollar.

However, second quarter meat exports by volume were only 1.3% under the second quarter for 2005, an indication of an incipient recovery in consumption. Conversely, average prices fell 20.2% in Reais and 5.4% in US$ – FOB (Free on Board), depressing gross sales by 21.3% for the quarter to R$ 591.7 million. Processed products registered a drop in volume of 5.7% notably due to the decrease in sales of specialty products such as bologna sausage to Venezuela.

We successfully resumed exports of pork meats to Russia through our industrial units in the state of Rio Grande do Sul, following the partial reopening of the Russian market to exports from the state in May. This market had been closed due to foot and mouth outbreaks in Brazil that took place last year.

The sharp appreciation of the Real against the US dollar of 10% in the quarter, in addition to the factors already mentioned, jeopardized export market performance. While average costs in the quarter were 8.9% lower than the first quarter, this was not enough to offset the impact of the difficult overall trading conditions.

	Tons (thousand)			Sales (R$ million)
Exports	2Q06	2Q05	% Ch.	2Q06	2Q05	% Ch.
MEATS	177.6	179.9	(1.3)	590.7	749.5	(21.2)
In-Natura	150.2	150.9	(0.4)	458.8	600.0	(23.5)
• Poultry	116.4	119.7	(2.8)	308.4	440.3	(30.0)
• Pork/Beef	33.8	31.2	8.5	150.4	159.6	(5.8)
Elaborated/Processed (meats)	27.4	29.1	(5.7)	131.9	149.5	(11.8)
Other Processed	0.2	0.1	47.1	1.0	0.8	25.4
Others	0.0	0.0	—	0.0	1.3	—
TOTAL	177.8	180.1	(1.3)	591.7	751.6	(21.3)

PROCESSED	27.6	29.2	(5.5)	132.9	150.3	(11.6)
% total sales	15.5	16.2		22.5	20.0

	YTD 06	YTD 05	% Ch.	YTD 06	YTD 05	% Ch.
MEATS	321.3	336.6	(4.6)	1,098.9	1,406.1	(21.9)
In-Natura	271.9	286.0	(4.9)	854.1	1,127.1	(24.2)
• Poultry	215.6	229.8	(6.2)	605.9	833.8	(27.3)
• Pork/Beef	56.2	56.2	0.1	248.2	293.3	(15.4)
Elaborated/Processed (meats)	49.4	50.6	(2.4)	244.8	279.1	(12.3)
Other Processed	0.2	0.3	(38.4)	1.1	2.1	(49.8)
Others	0.0	0.2	(85.9)	0.0	1.6	(98.0)
TOTAL	321.5	337.2	(4.6)	1,100.0	1,409.9	(22.0)

PROCESSED	49.6	51.0	(2.7)	245.9	281.2	(12.6)
% total sales	15.4	15.1		22.4	19.9

In the light of the international scenario for the sector, the Company’s principal markets reported the following performance during the quarter:

•                                         Middle East – Prices in the Saudi market reacted slowly given the continued heavy inventory at local producers, although recovery in the Gulf states was faster. Volumes rose by 1.4% with sales revenues 20.5% down.

•                                         Far East – The Far East market experienced sharp oscillations in both price and volume during the quarter. Markets in general continued to carry high inventories. Prices remained at low levels and market demand was lackluster. On the other hand, the South Korean market reported good demand following an outbreak of avian influenza in Denmark. While volumes were 8.3% higher, this market posted an 11.5% drop in sales revenue.

•                                         Europe – Volumes grew 2.3%, mainly for processed chicken products although sales revenues fell 20.8%, due to falling consumption and continuing stockpiles at European producers.

•                                         Eurasia – The fall of 23.9% by volume and 35.3% in sales revenues was largely due to import bans on Brazilian pork meats. Brazilian pork exports to this region, however, were resumed from production facilities in the state of Rio Grande do Sul in May.

•                                         Africa, the Americas and Other Countries – Exports increased by 8.9% in volume against a decline of 14% in sales revenues compared with the second quarter 2005, supported by the African market, offsetting lower imports of specialty products by Venezuela.

EXPORTS BY REGION

(% net sales)

Accumulated exports totaled R$ 1.1 billion, a decline of 22%, with meat volumes reporting a decrease of 4.6%.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Good domestic market performance contributed to net sales recorded in the quarter of R$ 1.2 billion, although due to falling average prices, both in US dollars and in Reais in the period, net sales reported a decline of 8.4%.

Total volume sales of meat products increased 6.4%, driven largely by sales to the domestic market. Growth in sales volume of other processed products was 34.8%. Consolidated as from June 2006, the dairy-processed products activity also made a positive contribution to increased sales.

DS- Domestic Sales

E- Export

Cost of Sales

Principal raw material costs (corn, soybeans and live hogs) all posted a year-on-year reduction in prices for the second quarter 2006, thus cushioning the impact of increased costs in the beef activity and outsourced production, both of which are still in an adaptation mode. Allied to the fall in export revenues, there were also cost increases in electricity, maintenance and labor, the latter due to the increase in payroll, the acquisition of the Nova Mutum-MT unit and annual wage agreement increases. These factors all contributed to an increase in the cost of sales in relation to net sales from 71.9% to 79%, a nominal increase in the quarter of 0.7%, totaling R$ 949.7 million. The accumulated cost of sales declined 3.4% to R$ 1.8 billion.

Gross Profit and Gross Margin

Gross profit fell 31.7% in the quarter to R$ 251.7 million, equivalent to a gross margin of 21% against 28.1% for the same quarter in 2005. This result was a reflection of pressure on average prices in the export market (in US dollars and allied to the appreciation of the Real against to the U.S. dollar) combined with an incipient recovery in export volumes compared with the weakness in this market in the first quarter. The product mix sold to the domestic market, containing more commodity type products and the pressure of some items of selling costs also contributed to the result. Accumulated gross profit amounted to R$ 501.2 million, a 28.2% decline, with a margin of 22.2%, compared with 27.7% for the first semester 2005.

Operating Expenses

Operating expenses amounted to 22.7% of net sales against 17.3% for the same quarter in 2005, amounting to R$ 272.2 million against R$ 227.4 million in the second quarter of 2005.

The percentage of operating expenses relative to net sales continued to have a greater impact due to the fall in net sales revenues.

The principal increases in selling expenses were a function of the increase in freight, warehousing and payroll costs, in addition to the relatively greater distribution of products to the domestic market, plus the costs of advertising and customer promotions.

In the semester, operating expenses amounted to R$ 495.4 million, 14% higher than the accumulated period 2005, representing 22% of net operating revenue against 17.3% for the same period in the preceding year, the result of falling sales revenue and the increase in variable costs.

Operating Income and Operating Margin

Operating income before financial expenses for the quarter was a negative R$ 20.5 million against an operating income of R$ 141.1 million for the second quarter 2005, these results reflecting the adverse trading scenario, lower sales revenues and prices, mainly in the export market, and increases in certain costs and expenses due to market conditions in the quarter. A positive operating margin of 10.8% in the second quarter 2005 was transformed into 1.7% negative in the same period 2006.

In the semester, accumulated operating income before financial expenses was R$ 5.7 million, a decrease of 97.8% compared with the accumulated total for the same period in 2005. The operating margin was 0.3% against 10.5% registered for the same period for the preceding year.

Financial Results

Financial expenses increased by 23.6% in the quarter and fell by 49.7% in the semester. In the quarter, financial expenses grew mainly due to the need to ramp up net debt (47.8% higher than as at June 30, 2005) to fund capital expenditures and the acquisition of the 51% stake in Batávia S.A.’s dairy-processed product division. Financial expenses were also higher due to greater working capital requirements and reduced cash generation. In the semester, the Company was able to reduce its financial expenses, partially because of gains from the appreciation of the Real against the US dollar in its consolidated currency position.

Debt	On June 30, 2006		On June 30, 2005
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	249.3	215.8	465.1	428.1	8.6
Foreign Currency	210.5	1,063.9	1,274.4	617.5	106.4
Gross Debt	459.7	1,279.7	1,739.5	1,045.6	66.4
Cash Investments
Local Currency	186.9	0.0	186.9	148.7	25.8
Foreign Currency	461.6	82.9	544.5	214.8	153.5
Total Cash Investments	648.5	82.9	731.4	363.5	101.2
Net Accounting Debt	(188.8)	1,196.8	1,008.0	682.1	47.8

Exchange Rate Exposure - US$ million			(132.1)	(12.3)

Due to the greater need for leverage, the annualized Net Debt/EBITDA ratio (the last 12 months) was 2.5 times.

Net Income and Net Margin

With the significantly negative factors impacting the meats sector, we reported a loss of R$ 26.3 million, against a profit of R$ 83.5 million, representing a net negative margin of 2.2% against a positive margin of 6.4% in the second quarter of 2005. In the semester, the accumulated result was R$ 15.9 million, a net negative margin of 0.7%, in contrast to a profit of R$ 155.3 million, and a net margin of 6.2%.

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) posted a result of R$ 17.6 million, 89.0% down, and equivalent to a 1.5% margin in the quarter. On an accumulated basis for the year to date, EBITDA fell 73.7%, to R$ 79.3 million, representing an EBITDA margin of 3.5% against 12.0% for the same period in 2005.

EBITDA	2nd Quarter			1st Half
R$ Million	2006	2005	% Ch.	2006	2005	% Ch.
Net Income	(26.3)	83.5	—	(15.9)	155.3	—
Income tax and social contribution	(10.1)	31.8	—	2.8	42.9	(93.5)
Net financial	19.5	15.8	23.6	23.8	47.3	(49.7)
Depreciation and depletion	28.1	24.3	15.5	54.8	48.0	14.2
Amortization	6.4	4.2	54.1	13.8	8.4	65.4
EBITDA	17.6	159.6	(89.0)	79.3	301.9	(73.7)

Shareholders’ Equity

Finished product inventory increased 9.5% in relation to the first semester 2005 and already indicative of a reduction in relation to the preceding quarter due to the scaling back of production and due to the gradual recovery in exports.

Shareholders’ Equity was R$ 1.2 billion against R$ 1, 1 billion, 11.8% higher than the first half last year.

STOCK MARKET

The Company’s share and ADR performance continued to be adversely affected by the factors impacting the world poultry industry. Trading volume on the São Paulo Stock Exchange (Bovespa) increased by 31.7% while turnover in ADRs on the New York Stock Exchange (NYSE) rose 116% during the quarter. Trading volumes for the semester increased 29.1% and 97.4% on the Bovespa and NYSE, respectively.

PRGA	2Q06	2Q05	YTD. 06	YTD. 05
Share Price - R$*	21.15	18.33	21.15	18.33
Traded Shares (Volume)	34.5 million	26.2 million	70.0 million	54.2 million
Performance	(6.7)%	6.8%	(19.6)%	(4.0)%
Bovespa Index	(3.5)%	(5.9)%	9.5%	(4.4)%
IGC (Brazil Corp. Gov. Index)	(3.7)%	(4.5)%	11.5%	(1.5)%
ISE (Corp. Sustainability Index)	(5.3)%	—	7.9%	—

PDA	2Q06	1Q05	YTD. 06	YTD. 05
Share Price - US$*	19.20	15.70	19.20	15.70
Traded ADRs (Volume)	3.9 million	1.8 million	7.5 million	3.8 million
Performance	(6.3)%	23.0%	(15.7)%	6.6%
Dow Jones Index	0.4%	(2.2)%	4.0%	(4.7)%

* Closing Price

In the chart above we take into consideration the adjustments arising from the stock split approved by the OGM/EGM on March 8, 2006 and effective April 12, 2006, in terms of the shares and ADR prices and trading volume.

The daily average financial volume for the quarter reached US$ 7.0 million, an increase of 120.5%, with the semester reporting financial turnover of US$ 7.4 million, 122.2% higher. This improvement was also a reflection of increased investor interest, following the Company’s New Market (Novo Mercado) listing. Trading volume represented 42.7% of the transactions for the sector on the Bovespa and 41% of the transactions for the sector for the ADRs on the NYSE.

SOCIAL BALANCE

The Company employs 36,576 and in the period of one year created 3,821 new jobs, mainly in the production and commercial areas.

Fringe benefits and social programs accounted for R$ 47.9 million, a 24% increase, for nutrition, healthcare, education, culture, transportation, professional training and development, and the private pension plan, among others. Investments in the environment at R$ 10.8 million in the semester were up by 154.4%.

Main Indicators	On June 30, 2006	On June 30, 2005	% Ch.
Number of Employees	36,576	32,755	11.7
Net Sales per Employee/year - R$ thousands	123.4	153.6	(19.6)
Productivity per Employee (tons/year)	36.7	37.1	(1.1)

Accumulated valued-added was R$ 725.2 million, 19% lower than in the first semester of 2005.

For the sixth time and the fourth consecutive year, Perdigão was awarded the Fritz Muller Prize, on this occasion for the effluent treatment system implemented at the Capinzal-SC plant. The Prize is sponsored by the Environment Foundation (Fatma) and the state government of Santa Catarina.

CORPORATE GOVERNANCE

On July 17, 2006, Sadia S.A., our principal competitor, announced a tender offer to acquire 100% of the shares of our capital for the price of R$ 27.88 per share. This offering was subject to several conditions, among these the acceptance by shareholders representing at least 50% plus one of the shares of our capital stock. On July 18, 2006, Perdigão released an announcement of a material fact announcing that the offeror’s conditions failed to comply with the provisions of article 37 of the Company’s Bylaws. At the same time, we announced that we had received written manifestations from shareholders representing 55.38% of our capital stock, rejecting the offer. On July 20, 2006, Sadia increased its offer to R$ 29.00 per share. On the same date, we received further written declarations from shareholders representing 55.38% of our capital stock, again rejecting the offer. On July 21, 2006, the Brazilian Securities and Exchange Commission – CVM announced that given the written manifestations of our shareholders and the fact that Sadia had maintained the minimum conditions for acceptance, the offer was to be considered no longer valid. On the same day, Sadia decided not to proceed with the proposed take-over.

Perdigão was elected the best company in the meat sector by the Exame Agribusiness Yearbook 2006-2007, published by Exame magazine. This publication provides a complete overview of the Brazilian agribusiness companies. The Getúlio Vargas Foundation’s (FGV) team examined information on the 400 largest companies in the sector, before choosing the winners. Among the criteria used are economic-financial performance, social responsibility policies and innovative actions in the market in which the candidates operate.

Consultancy Fees

No payments of consultancy fees were made to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Directors’ approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes-Oxley Act.

OUTLOOK

The international markets have been gradually seeking to calibrate supply with demand following worsening avian influenza outbreaks. We believe that exports are beginning to recover both in terms of volume as well as prices, although some markets are still adjusting inventory and domestic production. New opportunities will gradually recover, with more improvements starting in the fourth quarter of the current year.

The domestic market is already benefiting from the improvement in incomes and the increase in employment in Brazil, thus favoring food consumption. This together with adjustments in meat inventories, which are also at high levels due to the fall in exports, should contribute to the improvement in consumption of higher value-added products on the domestic front.

In the light of the decision to expand our business focus, first with the entry into the beef and margarine markets last year and more recently, with the acquisition of the dairy-processed products division and the Batavo brand name, we can rightly affirm that advances have already been made in the direction of the Company’s diversification objective and embracing: production, product portfolio, sales and markets.

The synergies to be captured between the businesses of Perdigão and Batavo are expected to contribute to the Company’s growth, strengthening its position among major world food industries and its contribution to creating jobs. Among the reasons for the acquisition, we would mention: our chilled and frozen product distribution chain, which already covers 95% of the Brazilian population; the number of active customers (more than 85,000 at Perdigão and 11,000 in the case of Batávia); the penetration of several important distribution channels; the tradition and concern with product quality and products that meet consumer expectations; the experience in the agribusiness area; and, above all, our determination to be among the best and the biggest in the areas in which we do business.

São Paulo, August 2006.

Eggon João da Silva	Nildemar Secches

Chairman	Chief Executive Officer

PERDIGÃO S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

JUNE 30, 2006 AND 2005

(in thousands of Brazilian reais, in accordance with Corporate Law)

BALANCE SHEET

	2006	2005
ASSETS	3.819.347	2.839.276
CURRENT ASSETS	2.075.366	1.508.839
NONCURRENT ASSETS	224.611	232.775
PERMANENT	1.519.370	1.097.662
Investments	76.561	11.880
Property, Plant and Equipment	1.351.681	994.731
Deferred Charges	91.128	91.051
LIABILITIES AND SHAREHOLDERS’ EQUITY	3.819.347	2.839.276
CURRENT LIABILITIES	1.156.027	1.068.855
LONG TERM LIABILITIES	1.425.369	691.479
MINORITY INTEREST	31.055	—
SHAREHOLDERS’ EQUITY	1.206.896	1.078.942
Capital Stock Restated	800.000	800.000
Reserves	425.215	172.306
Retained Earnings	(18.319)	106.636

INCOME STATEMENT

	2Q06	2Q05	% Ch.	YTD. 06	YTD. 05	% Ch.
GROSS SALES	1.392.826	1.483.222	(6,1)	2.621.905	2.854.799	(8,2)
Domestic Sales	801.089	731.622	9,5	1.521.918	1.444.929	5,3
Exports	591.737	751.600	(21,3)	1.099.987	1.409.870	(22,0)
Sales Deductions	(191.381)	(171.645)	11,5	(364.997)	(339.745)	7,4
NET SALES	1.201.445	1.311.577	(8,4)	2.256.908	2.515.054	(10,3)
Cost of Sales	(949.719)	(943.020)	0,7	(1.755.745)	(1.817.312)	(3,4)
GROSS PROFIT	251.726	368.557	(31,7)	501.163	697.742	(28,2)
Operating Expenses	(272.243)	(227.383)	19,7	(495.409)	(434.536)	14,0
OPERATING INCOME BEFORE FINANCIAL EXPENSES	(20.517)	141.174	—	5.754	263.206	(97,8)
Financial Expenses, net	(19.508)	(15.786)	23,6	(23.808)	(47.323)	(49,7)
Other Operating Results	3.346	(2.734)	—	7.715	(5.292)	—
INCOME FROM OPERATIONS	(36.679)	122.654	—	(10.339)	210.591	—
Nonoperating Income	418	(1.015)	—	(1.770)	(691)	156,2
INCOME BEFORE TAXES	(36.261)	121.639	—	(12.109)	209.900	—
Income Tax and Social Contribution	10.117	(31.840)	—	(2.803)	(42.930)	(93,5)
Employees / Management Profit Sharing	834	(6.269)	—	—	(11.648)	(100,0)
Minority Interest	(987)	—	—	(987)	—	—
NET INCOME	(26.297)	83.530	—	(15.899)	155.322	—
EBITDA	17.592	159.631	(89,0)	79.340	301.888	(73,7)

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PerdigÃo s.a.	01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/COLIGATE NAME	3 - GENERAL TAX PAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)		9 - NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100.00	96,90
COMMERCIAL, INDUSTRIAL AND OTHERS			46.150.563		46.150.563

02	PERDIGÃO EXPORT LTD.	-	Private Subsidiary	100.00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS			10.000		10.000

03	PDA DISTRIBUIDORA DE ALIMENTOS LTDA.	04.383.539/0001-28	Private Subsidiary	0.01	9.41
COMMERCIAL, INDUSTRIAL AND OTHERS			10		10

16.01 – OTHER RELEVANT INFORMATION

1)                                    Shareholders’ composition on 07.31.06:

Shareholders	Common shares	%
Main shareholders (1)	66,537,321	47.68
Management:
Board of Directors	164,038	0.12
Executive Officers	27,435	0.02
Fiscal Council	259	0.00
Treasury shares	430,485	0.32
Other shareholders	66,797,614	49.86
	133,957,152	100.00
Shares outstanding	66,797,614	49.86

(1) Shareholder’s are take part of Voting Agreement.

2)                                    Shareholders’ composition on 06.30.05:

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,660	79.67	9,015,124	30.89	21,341,784	47.80
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,966	10.14	18,204,382	62.39	19,773,348	44.28
	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,397	20.28	20,029,708	68.64	23,167,105	51.88

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

3)                                    Holders of more than 5% of voting capital:

	Common shares	%
PREVI – Caixa Prev. Func. Bco Brasil	20,987,962	15.67
PETROS – Fund. Petrobrás Seg. Soc.	15,653,473	11.69
Fund. Telebrás Seg. Social – SISTEL	8,588,238	6.41
Weg Participações e Serviços S.A. (*)	7,271,935	5.43
FAPES (Fund. Assist. Prev. Soc.) – BNDES	6,122,652	4.57
VALIA – Fund. Vale do Rio Doce	5,545,184	4.14
REAL GRANDEZA Fundação de A.P.A.S.	4,738,407	3.54
Fundo de Invest. em Val. Mob. LIBRIUM	2,903,810	2.17
Previ – Banerj	1,997,595	1.49
	73,809,256	55.10
Others	60,147,896	44.90
	133,957,152	100.00

(*) Shareholder’s are not take part of Voting Agreement.

4)                 Holders of more than 5% of voting capital till the person level:

Weg Participações e Serviços S.A. (thousand of shares)

	Common shares	%
Tânia Marisa da Silva	6,192	6.58
Décio da Silva	6,192	6.58
Solange da Silva Janssen	6,192	6.58
Katia da Silva Bartsch	6,192	6.58
Marcia da Silva Petry	6,192	6.58
Miriam Voigt Schwartz	10,318	10.96
Valsi Voigt	10,318	10.96
Cladis Voigt Trejes	10,318	10.96
Diether Werninghaus	7,791	8.28
Martin Werninghaus	7,791	8.28
Heide Behnke	7,791	8.28
Others	8,844	9.38
	94,131	100.00

5)                 Shareholders’ composition of controlling shareholders, executive officers and fiscal council on 07.31.06:

	Common shares	%
a) Controlling shareholders	66,537,321	49.68
b) Executive officers and Fiscal Council	191,732	0.14

b.1) Executive Officers and Fiscal Council

	Common shares	%
Board of Directors – Direct participation	164,038	0.12
Executive Officers	27,435	0.02
Fiscal Council	259	0.00

Free Float shares

On 07.31.06 there were 66,797,614 common shares outstanding (free-floating), 49.86% of total issued.

6)                 Compromissory Clause:

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

BOARD OF DIRECTORS

Chairman	Eggon João da Silva
Vice-Chairman	Francisco Ferreira Alexandre

Board Members

Almir de Souza Carvalho

Jaime Hugo Patalano
Sérgio Wilson Ferraz Fontes
Cláudio Salgueiro Garcia Munhoz
Luís Carlos Fernandes Afonso

FISCAL COUNCIL (With attributions of Audit Committee)

Chairman	Vanderlei Martins
Attílio Guaspari

Wilson José Watzko

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi
Technology Director	Luiz Adalberto Stábile Benício
Marketing Director	Antonio Zambelli

Itacir Francisco Piccoli

Accountant – CRC – 1SC005856/O-0 S - SP

17.01 – REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS – UNQUALIFIED OPINION

To the Management and Shareholders of

Perdigão S.A.

1.                                      We have executed a special review of Quarterly Information (ITR) of Perdigão S.A. and subsidiaries for the quarter ended June 30, 2006, comprising the balance sheet, the statement of income, the performance report and the relevant information, presented in thousands of Brazilian Reais and elaborated in accordance with accounting practices adopted in Brazil.

2.                                      Our review has been executed in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants – IBRACON, jointly with the Federal Accountants Council, and consisted mainly of: (a) questioning and discussion with the officers in charge of the accounting, financial and operating areas of the Company as to the main criteria adopted for preparation of the Quarterly Information; and b) review of the information and subsequent events influencing or which might have a relevant influence on the Company’s financial situation and operations.

3.                                      Based on our special review, we are not aware of any material modification which might be effected as to the previously mentioned Quarterly Information, in order to make them in accordance with accounting practices adopted in Brazil, compliance with the rules issued by the Securities Commission – CVM, specifically applied in the preparation of the Quarterly Information.

4.                                      Our review was conducted in order to issue a report of the special review of the Quarterly Information (ITR) referred in the first paragraph. The Cash Flow information, elaborated in accordance with accounting practices adopted in Brazil, is stated in the Explanatory Note number 19 in order to provide additional information about the Company, even though it is not required as part of the Financial Information. This additional Financial Information has been submitted to revision procedures described in the second paragraph and we are not aware of any material modification which might be effected to present the Quarterly Information appropriately in all its relevant aspects jointly analyzed.

São Paulo, August 07, 2006.

ERNST & YOUNG

Auditores Independentes S.S.

CRC SP015199/O-6

Luiz Carlos Passetti

Accountant CRC-1-SP-144343/O-3-T-SC-S-SP